FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2005 (January 20, 2005)

Commission File Number: 0-15850

ANSELL LIMITED

(Translation of registrant’s name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

This Form 6-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words “anticipate,” “approach,” “begin,” believe,” “continue,” “expect,” “forecast,” “going forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,” “potential,” “proposal,” “should” and “would” and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company’s business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.

Ansell Limited

A.B.N. 89 004 085 330

Level 3, 678 Victoria Street

Richmond, Victoria 3121, Australia

GPO Box 772H Melbourne

Victoria 3001, Australia

Telephone (+613) 9270 7270

Facsimile (+613) 9270 7300

www.ansell.com

20 January, 2005

UNITED STATES NASDAQ LISTING

On December 30, 2004, Ansell Limited formally notified the U.S. Securities and Exchange Commission (SEC) that it was unable to lodge accounts for the year ended June 30, 2004 on Form 20-F which was due by December 31, 2004. This is because South Pacific Tyres (SPT), a partnership owned approximately 50% by Ansell and 50% by The Goodyear Tire & Rubber Company and whose financial statements are required to be included in the Ansell filing, had not completed its U.S. GAAP reconciliation.

Ansell Limited has its prime listing on the Australian Stock Exchange. It is also listed on the U.S. NASDAQ National Market. Under this U.S. listing, it is obliged to lodge an Annual Report on Form 20-F with the SEC. The financial statements incorporated in that filing are required to include a reconciliation between Australian generally accepted accounting principles (A GAAP) and U.S. generally accepted accounting principles (US GAAP).

The delay is primarily because SPT is working with its auditors KPMG and with Goodyear to determine the proper treatment of a prior year transaction under U.S. GAAP. When Ansell receives audited SPT financial statements including a reconciliation of their results from A GAAP to US GAAP, Ansell will complete and file its Form 20-F. While Ansell cannot directly control the timetable, it is providing whatever assistance it can to enable the parties involved to reach agreement.

On January 14, 2005, Ansell received a letter from NASDAQ noting that it had not complied with Marketplace rule 4310(c) (14) in that NASDAQ had not received its Form 20-F by December 31, 2004. As a result, the Company’s trading symbol will be changed from ANSL to ANSLE on January 19, 2005 and its securities are subject to delisting from the NASDAQ National Market. Ansell has requested a hearing before a NASDAQ Listing Qualifications Panel to explain the situation and present a timetable for fulfilling the reporting requirement, but there can be no assurance the Panel will grant the Company’s request for continued listing.

The failure to lodge is related purely to the reconciliation of SPT’s results from A GAAP to US GAAP. None of these matters have any effect on Ansell’s Australian Stock Exchange listing.

For further information:

Media	Investors & Analysts

Australia	USA	Australia

Peter Brookes Cannings Tel: (61) 0407 911 389 Email: pbrookes@cannings.net.au	Rustom Jilla Chief Financial Officer Tel: (1732) 345 5359 Email: rjilla@ansell.com	David Graham General Manager – Finance & Treasury Tel: (613) 9270 7215 or (61) 0401 140 749 Email: dgraham@ap.ansell.com

Ansell Limited is a global leader in healthcare barrier protective products. With operations in the Americas, Europe and Asia, Ansell employs more than 11,000 people worldwide and holds leading positions in the natural latex and synthetic polymer glove and condom markets. Ansell operates in three main business segments: Occupational Healthcare, supplying hand protection to the industrial market; Professional Healthcare, supplying surgical and examination gloves to healthcare professionals; and Consumer Healthcare, supplying sexual health products and consumer hand protection. Information on Ansell and its products can be found at http://www.ansell.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED
(Registrant)

By:	/s/ DAVID M. GRAHAM
Name:	DAVID M. GRAHAM
Title:	GENERAL MANAGER – FINANCE & TREASURY

Date: January 20, 2005